Exhibit 99.3

RATIO OF EARNINGS TO FIXED CHARGES

(unaudited)

The following table shows the ratios of earnings to fixed charges for TOTAL S.A. and its subsidiaries and affiliates (collectively, “TOTAL” or the “Group”), computed based on information used in the preparation of our consolidated financial statements in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board and as adopted by the European Union, for the six months ended June 30, 2015 and 2014 and the fiscal years ended December 31, 2014, 2013, 2012, 2011 and 2010.

	Six Months Ended June 30,		Years Ended December 31,
	2015	2014	2014	2013*	2012**	2011**	2010**
For the Group (IFRS)	11.14	19.26	10.91	19.57	24.35	27.55	29.90

*	Figures for 2013 have been restated pursuant to the retrospective application of the accounting interpretation IFRIC 21 from January 1, 2014.
**	Figures for 2012, 2011 and 2010 have been restated pursuant to the retrospective application of the revised accounting standard IAS 19 from January 1, 2013.

Earnings for the computations above under IFRS were calculated by adding pre-tax income from continuing operations before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees, fixed charges and distributed income of equity investees. Fixed charges for the computations above consist of interest (including capitalized interest) on all indebtedness, amortization of debt discount and expense and that portion of rental expense representative of the interest factor.

As noted in Exhibit 99.1 to this Form 6-K, during the second quarter of 2015, the Group revised the classification in the statement of income of certain taxes related to its participation in the ADCO concession, effective since January 1, 2015. These taxes are now accounted for as operating taxes and therefore reclassified for $498 million from “Income taxes” to “Purchases, net of inventory variation” in the first quarter of 2015. This reclassification affects the adjusted operating income from business segments and the effective income tax rate for the Group but has no impact on net income. As a result of this reclassification, the Group’s ratio of earnings to fixed charges for the three months ended March 31, 2015 was 9.64 instead of the previously reported figure of 10.91.

CAPITALIZATION AND INDEBTEDNESS OF TOTAL

(Unaudited)

The following table sets out the unaudited consolidated capitalization and long-term indebtedness, as well as short-term indebtedness, of the Group as of June 30, 2015, prepared on the basis of IFRS. Currency amounts are expressed in U.S. dollars (“dollars” or “$”) or in euros (“euros” or “€”).

At June 30, 2015
(in millions of dollars)
Current financial debt, including current portion of non-current financial debt
Current portion of non-current financial debt	5,555
Current financial debt	7,559
Current portion of financial instruments for interest rate swaps liabilities	29
Other current financial instruments — liabilities	59
Financial liabilities directly associated with assets held for sale	5

Total current financial debt	13,207

Non-current financial debt	43,363
Non-controlling interests	3,104
Shareholders’ equity
Common shares	7,549
Paid-in surplus and retained earnings	103,286
Currency translation adjustment	(9,243)
Treasury shares	(4,348)

Total shareholders’ equity — Group share	97,244

Total capitalization and non-current indebtedness	143,711

As of June 30, 2015, TOTAL had an authorized share capital of 3,434,539,334 ordinary shares with a par value of €2.50 per share, and an issued share capital of 2,396,360,090 ordinary shares (including 109,258,263 treasury shares from shareholders’ equity).

As of June 30, 2015, approximately $638 million of TOTAL’s non-current financial debt was secured and approximately $42,725 million was unsecured, and all of TOTAL’s current financial debt of $7,559 million was unsecured. As of June 30, 2015, TOTAL had no outstanding guarantees from third parties relating to its consolidated indebtedness. For more information about TOTAL’s commitments and contingencies, see Note 23 of the Notes to TOTAL’s audited Consolidated Financial Statements in its Annual Report on Form 20-F for the year ended December 31, 2014, filed with the Securities and Exchange Commission (“SEC”) on March 26, 2015, as amended on March 27, 2015.

Except as disclosed herein, there have been no material changes in the consolidated capitalization, indebtedness and contingent liabilities of TOTAL since June 30, 2015.

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